SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Subject Company (Issuer))

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

61744U106

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

For more information:
(800) 231-2608

For Immediate Release

Morgan Stanley Asia-Pacific Fund, Inc. Announces Results of Measurement Period Under Discount Management Program

NEW YORK, May 7, 2012 – Morgan Stanley Asia-Pacific Fund, Inc. (NYSE: APF) (the “Fund”) announced the results of its measurement period under its previously announced discount management program (the “Program”).  Pursuant to the Program, the Fund’s Board of Directors approved up to four consecutive semi-annual tender offers, each to purchase up to 5 percent of the Fund’s outstanding shares of common stock for cash at a price equal to 98 percent of its net asset value (“NAV”) per share if the Fund’s shares trade at an average discount of at least 10 percent over a 12-week period.  For the 12-week measurement period ended March 30, 2012, shares of the Fund traded at an average daily discount to NAV of 10.44 percent.  The Fund will therefore conduct a tender offer commencing on May 17, 2012, in accordance with the terms of the Program.

The timing of the Fund’s tender offer will be announced as soon as practicable.  Additional terms and conditions of the Fund’s tender offer will be set forth in its offering materials, which will be distributed to its stockholders.  If more than 5 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98 percent of the Fund’s NAV per share.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 620 investment professionals around the world and $304 billion in assets under management or supervision as of March 31, 2012.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.